

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ________________
to .... ________________

Commission File Number 01-07284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baldor Electric Company
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

Item 4.

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2009 and 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 29, 2010

By: /s/ John A. McFarland
John A. McFarland
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm filed herewith

BKD LLP
CPAs & Advisors

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 24, 2010, with respect to the financial statements and schedule of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

BKD, LLP

Fort Smith, Arkansas
June 24, 2010

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2009 and 2008

BKD LLP

CPAs & Advisors

Baldor Electric Company Employees' Profit Sharing and Savings Plan

December 31, 2009 and 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplemental Schedule

Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment 13

BKD LLP
CPAs & Advisors

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542 www.bkd.com

Report of Independent Registered Public Accounting Firm

Trustees
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Baldor Electric Company Profit Sharing and Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldor Electric Company Profit Sharing and Saving Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
June 24, 2010
Federal Employer Identification Number: 44-0160260

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

Assets

	2009	2008
Investments At Fair Value		
Cash	$ —	$ 61,506
Baldor Electric Company common stock	106,634,742	64,924,786
Collective trusts	126,052,717	101,777,908
Mutual funds	63,243,772	40,806,146
Participant loans	14,498,374	12,155,300
Total assets at fair value	310,429,605	219,725,646
Receivables		
Employer's contribution	7,857,314	16,505,323
Accrued interest and dividends	644,203	615,889
Total receivables	8,501,517	17,121,212
Total assets	318,931,122	236,846,858

Liabilities

	2009	2008
Refundable excess contributions	219,161	437,559
Administrative fees payable	69,523	64,631
Total liabilities	288,684	502,190
Net Assets Available for Benefits At Fair Value	318,642,438	236,344,668
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(2,039,674)	4,168,830
Net Assets Available for Benefits	$ 316,602,764	$ 240,513,498

See Accompanying Notes to the Financial Statements

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions:		
Loan interest	$ 858,423	$ 897,036
Dividends	6,804,142	7,448,042
Employer contributions	10,456,592	19,549,993
Participant contributions	15,860,570	19,750,804
Total additions	33,979,727	47,645,875
Deductions:		
Benefits paid to participants	16,898,822	15,981,816
Administrative expenses	781,621	691,645
Total deductions	17,680,443	16,673,461
Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	59,789,982	(78,515,837)
Net Additions (Deductions)	76,089,266	(47,543,423)
Net Assets Available for Benefits, Beginning of Year	240,513,498	288,056,921
Net Assets Available for Benefits, End of Year	$ 316,602,764	$ 240,513,498

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1: Description of the Plan

The following description of Baldor Electric Company Employees' Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Baldor Electric Company for the benefit of its employees. Employees who have at least two months of service may participate in the savings plan and employees with at least two years of service receive profit sharing benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch Trust Company FSB is the trustee and serves as the custodian of the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions of up to 50% of eligible compensation. The employee can elect a certain percentage of salary to be withheld before-tax and a portion to be withheld after-tax, which together shall be referred to as the Employee Contributions. Employee rollover contributions are also permitted. The Company makes matching contributions of 25% of the employees' salary deferral amounts up to 6% of employees' compensation and profit-sharing contributions. Company profit-sharing contributions are discretionary as determined by the Company's Benefit Advisory Board. A portion of the company's contribution is in Baldor Electric Company common stock. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

The Plan also includes an automatic deferral feature whereby a new participant is treated as electing to defer 2% of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions as well as any Company match or profit sharing contribution made plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount, a payment in the form of an annuity contract, or a combination of a lump sum payment and an annuity.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $500. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings. The participant also has the option to pay the loan in full. Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Those estimates are inherently subject to change and actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Plan Tax Status

The Plan obtained its latest determination letter on August 30, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Plan, at the Company's discretion.

Note 3: Cash

The Plan's cash is held by Merrill Lynch Trust Company and reflects the value of any investment earnings and contributions received and not yet allocated.

Note 4: Investments

The Plan's investments are held by Merrill Lynch Trust Company. The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2009	
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Investments At Fair Value		
Baldor Electric Company common stock	$ 43,369,132	$ 106,634,742
Collective trusts	4,249,404	126,052,717
Mutual funds	12,171,446	63,243,772
	59,789,982	295,931,231
Investments At Estimated Fair Value		
Participant loans	—	14,498,374
Total investments	$ 59,789,982	$ 310,429,605

	2008	
	Net Depreciation in Fair Value During Year	**Fair Value at End of Year**
Investments At Fair Value		
Baldor Electric Company common stock	$ (47,048,194)	$ 64,924,786
Collective trusts	(9,458,648)	101,777,908
Mutual funds	(22,008,995)	40,806,146
	(78,515,837)	207,508,840
Cash	—	61,506
Investments At Estimated Fair Value		
Participant loans	—	12,155,300
Total investments	$ (78,515,837)	$ 219,725,646

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2009	**2008**
Baldor Electric Company common stock	$ 106,634,742	$ 64,924,786
INVESCO Stable Value collective trust	106,786,817	86,952,167
INVESCO S&P 500 Index collective trust	19,265,900	14,825,741
	$ 232,687,459	$ 166,702,694

Interest and dividends realized on the Plan's investments for the years ended December 31, 2009 and 2008 were $7,662,565 and $8,345,078, respectively.

Note 5: Fair Value Measurements

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The Plan's Level 1 investments include mutual funds and common stocks that are measured at fair value as determined by quoted markets in an active market. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include a collective trust that is made up of securities that mirror the S&P 500. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include participant loans valued at amortized cost, which approximates fair value and a collective trust that primarily consists of synthetic guaranteed investment contracts, which are valued using pricing models and discounted cash flows of the underlying investments.

The following table presents the fair value measurements of investments recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		2009 Fair Value Measurements Using		
	Fair Value	**Level 1**	**Level 2**	**Level 3**
Mutual funds				
Balanced funds	$ 12,217,700	$ 12,217,700	$ —	$ —
Growth funds	38,990,178	38,990,178	—	—
Fixed income funds	8,485,401	8,485,401	—	—
Other funds	3,550,493	3,550,493	—	—
Total mutual funds	63,243,772	63,243,772	—	—
Common stock				
Industrial	106,634,742	106,634,742	—	—
Total common stock	106,634,742	106,634,742	—	—
Collective trusts	126,052,717	—	19,265,900	106,786,817
Participant loans	14,498,374	—	—	14,498,374
Total	$ 310,429,605	$ 169,878,514	$ 19,265,900	$ 121,285,191

		2008 Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$ 40,806,146	$ 40,806,146	$ —	$ —
Common stock	64,924,786	64,924,786	—	—
Collective trusts	101,777,908	—	14,825,741	86,952,167
Participant loans	12,155,300	—	—	12,155,300
Total	$ 219,664,140	$ 105,730,932	$ 14,825,741	$ 99,107,467

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable (Level 3) inputs:

	Collective Trusts	Participant Loans
Balance, January 1, 2008	$ 83,822,705	$ 11,292,554
Total realized and unrealized (depreciation) appreciation included in net (decrease) increase	(465,205)	83
Net contributions (distributions)	3,594,667	(602,404)
Loan payments	—	(4,915,903)
Loans issued	—	6,380,970
Balance, December 31, 2008	86,952,167	12,155,300
Total realized and unrealized appreciation included in net increase	9,589,366	—
Net contributions (distributions)	10,245,284	(667,334)
Loan payments	—	(6,116,635)
Loans issued	—	9,127,043
Balance, December 31, 2009	$ 106,786,817	$ 14,498,374
Total gains for the period included in net increase in net assets available for benefits attributable to the change in unrealized appreciation related to assets still held at the reporting date	$ 2,039,674	$ —

Realized and unrealized gains and losses included in net increase (decrease) in net assets available for benefits for the period from January 1, 2008, through December 31, 2009, are reported in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

Note 6: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 316,602,764	$ 240,513,498
Add: Refundable contributions payable	219,161	437,559
Add: Administrative fees payable	69,523	64,631
Add: Rounding	1	—
Less: Dividends receivable	(644,203)	—
Net assets available for benefits per Form 5500	$ 316,247,246	$ 241,015,688

The following is a reconciliation of contributions per the financial statements for the year ending December 31, 2009 and 2008 to Form 5500:

	2009	2008
Contributions per the financial statements	$ 26,317,162	$ 39,300,797
Add: Refundable contributions payable	219,161	437,559
Add: Miscellaneous debits	25	—
Less: Refundable contributions payable prior year	(437,559)	—
Less: Miscellaneous credits	—	(45,146)
Contributions per Form 5500	$ 26,098,789	$ 39,693,210

Certain reclassifications have been made to the December 31, 2008 reconciliations to conform to the revised Form 5500 that was filed on October 31, 2009. These reclassifications had no effect on changes in net assets available for benefits or contributions per the financial statements.

Note 7: Party-in-Interest Transactions

Certain Plan investments are shares of trust funds managed by Merrill Lynch Trust Company, FSB at December 31, 2009 and 2008. Merrill Lynch Trust Company, FSB was the trustee as defined by the Plan for 2009 and 2008, and therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by the Plan to Merrill Lynch Trust Company, FSB for 2009 and 2008 were $781,621 and $691,645, respectively.

Note 8: Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 9: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issuer	Description of Investment	Number of Shares Held	Current Value
Mutual Funds			
American Funds	American Balanced – Class A	753,713	$ 12,217,700
American Funds	Europacific Growth Fund	363,272	13,927,830
Dreyfus	Dreyfus Premier Small Cap Value	283,133	3,550,493
Columbia	Columbia Acorn – Class A	324,930	7,791,827
American Funds	Growth Fund of America	388,463	10,616,697
Van Kampen	Growth & Income Fund	385,059	6,653,824
PIMCO	Total Return Fund	785,685	8,485,401
Total mutual funds			63,243,772
Collective Trusts			
INVESCO	Stable Value Trust Fund	104,747,144	106,786,817
INVESCO	500 Index Trust Fund	604,895	19,265,900
Total collective trusts			126,052,717
Common Stock			
*Baldor Electric Company	Baldor Electric Company Common Stock	3,778,867	106,634,742
Participant Loans	Various loans with interest rates of 4.25% to 10.5%		14,498,374
Total assets held for investment			$ 310,429,605

*Denotes a party-in-interest to the Plan. Baldor Electric Company is the Plan Sponsor.